
03025843

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED
JUN 3 0 2003
WASH. D.C. 187 SECTION

FORM 11-K
ANNUAL REPORT

(Mark One):

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

____ TRANSITION REPORT PURSUANT TO SECTION 15(d) THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File number 1-3677

A. Full title of the plan and the address of the plan, if different form that of the issuer named below:

ALCAN ALUMINUM CORPORATION
HOURLY EMPLOYEES' SAVINGS PLAN
6060 Parkland Blvd.
Mayfield Hts., OH 44124

PROCESSED
JUL 03 2003
THOMSON FINANCIAL

B. Name of issuer of the securities held pursuant to the plan and the address of the prinicpal executive offices:

ALCAN INC.
1188 Sherbrooke Street West
Montreal, Quebec
Canada H3A 3G2

Financial Statements

Financial statements included in this Annual Report:

Alcan Aluminum Corporation Hourly Employees' Savings Plan - December 31, 2002 and 2001

- Report of Independent Accountants
- Statement of Net Assets
- Statement of Changes in Net Assets
- Notes to Financial Statements

Exhibits

Exhibit included in this Annual Report:

- 23.1 Consent of PricewaterhouseCoopers (Cleveland)
- Certificaton Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), the undersigned officers of the Alcan Aluminum Hourly Employees' Savings Plan (the "Plan"), does hereby certify, to such officers' knowledge, that:

(a) The Annual Report on Form 11-K for the annual period ended December 31, 2002 (the "Form 11-K") of the Plan fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) the information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 24, 2003

Name: John N. Stamatiades
Title: Manager, Pension and Savings Plans

Dated: June 24, 2003

Name: David K. Godsell
Title: Vice President-Human Resources

* A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Alcan Aluminium Corporation Hourly Employees' Savings Plan and will be retained by the Alcan Aluminium Corporation Hourly Employees' Savings Plan and furnished to the Securities and Exchange Commission or its staff upon request.

** The foregoing Certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Form 11-K or as a separate disclosure document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Alcan Aluminum Corporation Hourly Employees' Savings Plan has duly caused this Annual Report to be signed on its behalf by the Alcancorp Employee Benefits Committee, Plan Administrator, by a duly authorized member thereof.

ALCAN ALUMINUM CORPORATION
HOURLY EMPLOYEES' SAVINGS PLAN
By: Alcancorp Employee Benefits Committee
As Plan Administrator

By: John N. Stamatiades
John N. Stamatiades
Member, Alcancorp Employee Benefits Committee

June 21, 2003

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-89711) of Alcan Inc. of our report dated June 19, 2003 relating to the financial statements of the Alcan Aluminum Corporation Hourly Employees' Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Cleveland, Ohio

June 23, 2003

PRICEWATERHOUSECOOPERS

Alcan Aluminum Corporation

Hourly Employees' Savings Plan
Financial Statements
December 31, 2002 and 2001

Alcan Aluminum Corporation

Hourly Employees' Savings Plan
Index To Financial Statements

Note: All schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because the conditions under which they are required are not present.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
BP Tower
200 Public Square
27th Floor
Cleveland OH 44114-2301
Telephone (216) 875 3000

Report of Independent Auditors

To the Participants and Administrator of
the Alcan Aluminum Corporation Hourly
Employees' Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Alcan Aluminum Corporation Hourly Employees' Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

June 19, 2003

Alcan Aluminum Corporation

Hourly Employees' Savings Plan
Financial Statements

Statements of Net Assets Available for Benefits

	December 31, 2002	December 31, 2001
Investment:		
Interest in Master Trust (Note 3)	$ 29,302,794	$ 29,826,152
Contribution receivable:		
Employer	56,950	-
Participants	228,538	-
	285,488	-
Net assets available for benefits	$ 29,588,282	$ 29,826,152

Statements of Changes In Net Assets Available for Benefits

	For the Years Ended December 31, 2002	For the Years Ended December 31, 2001
Additions (deductions) to net assets attributed to:		
Investment income (loss):		
Interest in net investment loss of Master Trust	$ (2,367,436)	$ (1,048,966)
Interest on participant loans of Master Trust	112,702	126,610
	(2,254,734)	(922,356)
Contributions:		
Employer	754,832	755,005
Participants	3,270,069	3,221,811
	4,024,901	3,976,816
Withdrawals	(1,883,602)	(1,803,293)
Net transfers out to other plan	(124,435)	(52,700)
Net addition (deduction) in net assets	(237,870)	1,198,467
Net assets available for benefits:		
Beginning of the year	29,826,152	28,627,685
End of the year	$ 29,588,282	$ 29,826,152

The accompanying notes are an integral part of these financial statements.

1. SUMMARY DESCRIPTION OF PLAN

The Alcan Aluminum Corporation Hourly Employees' Savings Plan (the "Plan") became effective October 28, 1987. The Plan is administered by the Alcancorp Employee Benefits Committee ("Plan Administrator"). Vanguard Fiduciary Trust Company (the "Trustee") holds the funds, executes investment transactions, and makes distributions, as directed by the Plan Administrator, to the participants or their beneficiaries. The Vanguard Group serves as the Plan's recordkeeper, allocating net assets to individual participant accounts. Participants may refer to the Plan agreement for a detailed description of the Plan's provisions.

Eligibility and Vesting

All full-time hourly employees of the Company's Warren, Sebree, Terre Haute, Fairmont, and Louisville plant locations, and Toyal America's Lockport plant location are eligible to join the Plan upon date of hire, or after one year of service for part-time employees.

Participants are fully vested at all times in their respective accounts, except for the Basic Contribution amounts (see *Contributions* below) for Lockport employees, which are 100% vested after two years of service.

The nonvested portion of the Basic Contribution at the time of the participant's withdrawal from the Plan or discontinuance of employment shall be forfeited, and such amounts shall be applied to reduce subsequent employer contributions under the Plan. For the years ended December 31, 2002 and 2001 the amount of forfeitures was immaterial.

Contributions

Contributions are made by the Company ("Basic Contributions") in accordance with the collective bargaining agreements at Sebree and Lockport. At Sebree, Basic Contributions are made at a rate of 65 cents for each hour worked. At Lockport, participating employees receive a Basic Contribution equal to 50% of any contribution not exceeding 4% of compensation (5% effective January 1, 2003). Basic Contributions are invested in each of the funds in the same ratio as chosen by the participant (see *Participant Accounts* below).

Participants may elect at any time to contribute additional ("Additional Contributions") amounts up to 16% (30% effective January 1, 2002 and 50% effective July 1, 2002) of their compensation either on a before-tax basis, after-tax basis or any combination of the two. In addition, employees may elect to contribute all or a portion of their gain-sharing payment on a before-tax basis ("Special Contribution"). According to the new collective bargaining agreement effective August 1, 2001, all eligible employees at Louisville received a $1,500 ratification bonus, all or a portion of which may be elected by the employee to be contributed to the Plan (such amounts were immaterial for the year ended December 31, 2002 and 2001). The Plan does not have any non-participant directed contributions. Effective September 1, 1997, the Plan accepts rollover contributions from former employers' qualified plans or from an Individual Retirement Account ("Rollover Contribution"). Such amounts are included within participant contributions in the Statements of Changes in Net Assets and were immaterial for the year ended December 31, 2002 and 2001. Effective July 1, 2002, the Plan allows participants age 50 and older to make additional "catch-up contributions".

Participant Accounts

There were 1,178 and 1,208 participants in the Plan at December 31, 2002 and 2001, respectively. Each participant has a separate account ("Participant Account") under each fund in which contributions have been invested on behalf of the participant. The account represents Basic Contributions, Additional Contributions, Rollover Contributions, Special Contributions, and the earnings thereon. The net value of each Participant Account is established on a daily basis through the valuation of the trust fund assets at market value, except for assets in the Fixed Income Fund, which are valued at contract value.

The participant may elect in a single election to invest, in multiples of 1%, the participant's and any Basic contributions in any of the ten investment funds. As provided in the Plan, the participant may change this election and/or elect to transfer any portion of the account balance from one fund to any other fund on a daily basis. All dividends, interest and other distributions received by any fund will be reinvested automatically in the same fund.

The approximate number of participants designating all or a portion of their account balance to each of the funds was as follows:

	December 31,	
	2002	**2001**
Fixed Income Fund	765	763
Registered Investment Companies:		
Vanguard Total Bond Market Index Fund	121	106
Vanguard 500 Index Fund	731	796
Vanguard Total International Stock Index Fund	447	502
Vanguard Extended Market Index Fund	457	502
Vanguard LifeStrategy Income Fund	40	36
Vanguard LifeStrategy Conservative Growth Fund	71	79
Vanguard LifeStrategy Moderate Growth Fund	130	132
Vanguard LifeStrategy Growth Fund	114	117
Company Stock Fund	121	117
Loan Fund	381	354

Plan Withdrawals and Distributions

Participants may request two withdrawals per year from the Plan; however, the Plan requires that withdrawals be made in the following order of priority:

(a) any after-tax portion of the Additional Contribution,
(b) any Rollover Contribution
(c) any portion of the Basic Contribution in the Plan more than 2 years,
(d) at age 59-1/2 or over, any Basic Contribution in the Plan less than 2 years, any Special Contribution and any before-tax portion of the Additional Contribution.

Any withdrawals during the period of employment must be in cash distributions. Distributions upon discontinuance of employment are made in cash with one exception: the participant may elect to receive shares from the Company Stock Fund.

Terminated or retired participants with more than $5,000 in the Plan may leave their funds in the Plan until April 1 following the year they reach age 70-1/2.

Termination Provisions

The Company intends to continue the Plan indefinitely but reserves the right to terminate or amend the Plan as necessary. In the event the Plan terminates, the accounts of the participants will be distributed at the time and in the manner determined by the Plan Administrator and in accordance with the terms of the Plan.

Benefit Obligations

There were no benefit obligations to employees at December 31, 2002 and 2001. Benefit obligations to employees who have initiated withdrawals or loans from the Plan would be displayed as liabilities in the Plan's filing on Form 5500.

Transfers Between Plans

When a participant transfers between plans in the Alcan Aluminum Corporation Master Savings Trust (the "Master Trust"), the entire account balance, including the Loan Fund, is transferred to the new plan. For the years ended December 31, 2002 and 2001, there were net transfers out of this Plan of $124,435 and $52,700, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Preparation

The accounting records of the Plan are maintained on the accrual basis.

Valuation of Investments

For the years presented, investments in registered investment companies are recorded at market value, as reported at the closing on major exchanges on the last day of the year or, if no sale was reported on that date, at the last reported closing price. Guaranteed investment contracts and alternative investment contracts are recorded at contract value, which may or may not approximate market value. Alternative investment contracts are bonds or groups of bonds wrapped by an insurance company or bank contract, which protects against a market value loss of the underlying investments. Short-term investments are recorded at current market value. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

The Plan may enter into derivative financial instruments to manage exposures to risks affecting the Plan's investments. All such derivatives are recorded at fair value, unless specifically exempted (such as guaranteed investment contracts and alternative investment contracts) from the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133)".

Interest income is recorded as earned. Distributions are recorded when paid to participants. In accordance with the policy of stating common stock at market value, net unrealized appreciation or depreciation for the period is reflected in the Statements of Changes in Net Assets Available for Benefits of the Master Trust. Realized gains or losses on security transactions are recorded in an amount equal to the difference between net proceeds received and the historical cost at the date of purchase and are reflected in the Statements of Changes in Net Assets Available for Benefits of the Master Trust.

Administrative Costs

Investment fees and fund management expenses are deducted from the investment returns of each fund. All other expenses incurred in the administration of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investments securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Recently Issued Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133. SFAS No. 133, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of SFAS No. 133" and SFAS No. 138, "Accounting for Derivative Instruments and Hedging Activities – an amendment of SFAS No. 133" is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 establishes standards for accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging purposes. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Plan adopted this standard as of January 1, 2001. The adoption of SFAS No. 133 did not have an impact on the financial statements of the Plan.

3. MASTER TRUST ARRANGEMENT

Effective September 1, 1997, the Plan's investments are held by Vanguard Fiduciary Trust Company in the Alcan Aluminum Corporation Master Savings Trust, or the Master Trust, where the Plan's investments are commingled with the Alcancorp Employees' Savings Plan. The Plan has a specific interest in the net assets of the Master Trust, which represents the total of the specific interest of the individual participants in the plan.

The Master Trust Statements of Net Assets Available for Benefits is provided below:

	December 31,	
Assets:	**2002**	**2001**
Investments:		
Short term investment, at market value	$ 3,890,794	$ 4,751,018
Guaranteed investment contracts ("GICs") and alternative investment contracts, at contract value	149,045,990	136,754,253
Registered Investment Companies, at market value	165,895,902	197,421,841
Alcan Inc. common stock, at market value	18,721,879	18,242,990
	337,554,565	357,170,102
Loans to participants	12,225,568	12,032,537
Other	-	2,166,611
Net Assets	$ 349,780,133	$ 371,369,250

Alcan Aluminum Corporation

Hourly Employees' Savings Plan
Notes to Financial Statements

The Master Trust Statements of Changes in Net Assets Available for Benefits is provided below:

	For the Years Ended December 31, 2002	2001
Additions (deductions) to net assets attributed to:		
Investment income (loss):		
Interest and dividends	$ 11,778,062	$ 13,097,456
Net realized gain (loss) on sale of investments	(4,479,245)	368,186
Net unrealized depreciation of investments:		
Registered investment companies	(33,656,099)	(22,629,072)
Alcan Inc. common stock	(3,396,019)	(1,118,358)
Interest on participant loans	827,177	985,127
	(28,926,124)	(9,296,661)
Contributions:		
Participants	20,295,733	21,776,324
Employer	8,417,333	9,098,702
	28,713,066	30,875,026
Withdrawals	(21,376,059)	(24,322,893)
Net deductions	(21,589,117)	(2,744,528)
Net assets available for benefits:		
Beginning of the year	371,369,250	374,113,778
End of the year	$ 349,780,133	$ 371,369,250

Alcan Aluminum Corporation

Hourly Employees' Savings Plan
Notes to Financial Statements

The net assets in the Master Trust have been distributed among the participating plans and funds as follows:

	December 31,	
	2002	2001
Plans		
Alcancorp Employees' Savings Plan	$ 320,477,339	$ 341,543,098
Hourly Employees' Savings Plan	29,302,794	29,826,152
Net assets	$ 349,780,133	$ 371,369,250

	December 31,	
	2002	2001
Funds		
Fixed Income Fund	$ 152,878,629	$ 141,475,331
Vanguard Total Bond Market Index Fund	13,599,586	12,192,424
Vanguard 500 Index Fund	92,063,667	117,415,117
Vanguard Extended Market Index Fund	16,054,942	19,794,669
Vanguard Total International Stock Index Fund	7,739,261	8,714,017
Vanguard LifeStrategy Income Fund	3,302,441	2,953,885
Vanguard LifeStrategy Conservative Growth Fund	6,273,280	6,160,505
Vanguard LifeStrategy Moderate Growth Fund	14,555,167	16,608,815
Vanguard LifeStrategy Growth Fund	12,307,559	13,582,410
Company Stock Fund	18,780,033	18,272,929
Loan Fund	12,225,568	12,032,537
Total funds	349,780,133	369,202,639
Other	-	2,166,611
Net assets	$ 349,780,133	$ 371,369,250

Alcan Aluminum Corporation

Hourly Employees' Savings Plan
Notes to Financial Statements

A description of the investments included in each fund of the Master Trust as of December 31, 2002 follows:

Fixed Income Fund

The Fixed Income Fund invests in a diversified portfolio of investment contracts that are backed either by the financial strength of the issuing insurance company or bank (Guaranteed and Bank Investment Contracts) or by a portfolio of bonds with a financial guarantee issued by an insurance company or bank that allows the bond portfolio to be valued at contract value (Alternative Investment Contracts). The Plan may be exposed to losses in the future if the counterparties for the investment contracts fail to perform. The Fixed Income Fund held the following investment contracts and short-term investments as of December 31, 2002:

Guaranteed and Bank Investment Contracts:	Crediting Interest Rate %	Maturity Date	Contract Value Unless Otherwise Noted
Allstate Life Insurance Company	5.63	April 15, 2003	$ 6,199,541
New York Life Insurance Company	6.70	July 31, 2003	7,488,128
John Hancock Mutual Life Insurance Company	7.05	October 31, 2003	609,698
Massachusetts Mutual Life	6.82	November 15, 2003	3,025,595
John Hancock Mutual Life Insurance Company	6.07	April 15, 2004	4,973,331
AIG Life Insurance Company	6.76	June 15, 2004	5,023,241
Bayerische Landesbank	5.81	July 15, 2005	3,080,703
GE Life and Annuity Assurance Company	6.07	April 17, 2006	5,518,376
Principal Financial Group	6.02	May 10, 2006	3,303,119
Metropolitan Life Insurance Company	5.87	July 17, 2006	2,710,798
Principal Financial Group	5.86	December 29, 2006	4,235,061
			46,167,591
Alternative Investment Contracts:			
CDC Capital	5.43	December 15, 2003	5,011,603
CDC Capital	5.66	January 25, 2004	4,329,246
West Deutsche Landesbank	5.74	March 31, 2004	7,441,626
AIG Financial Products Corp.	4.72	June 29, 2007	14,871,620
CDC Capital	2.96	January 5, 2005	5,034,886
New York Life Insurance Company	7.05	March 31, 2005	4,671,984
Rabobank Nederland	6.72	June 30, 2005	4,666,588
State Street Bank	5.93	December 30, 2005	6,635,349
New York Life Insurance Company	6.11	February 28, 2006	3,350,469
Roabobank Nederland	4.37	June 30, 2006	6,187,506
Rabobank Nederland	4.61	September 29, 2006	6,319,199
JPMorgan Chase bank	5.27	September 29, 2006	5,244,842
Union Bank of Switzerland	4.88	None*	13,776,133
CDC Capital	4.26	None*	6,006,847
State Street Bank	3.54	None*	9,330,501
			102,878,399
Total Guaranteed and Alternative Investment Contracts			149,045,990
Short Term Investments, at Market Value:			
Vanguard Money Market Prime Fund	1.25		3,832,639
Total Fixed Income Fund			$ 152,878,629

(*) This is an indefinite contract with no final maturity date.

Registered Investment Companies

The Plan offers participants mutual fund investment options managed by The Vanguard Group. Transactions with these funds qualify as party-in-interest. A description of each of the Vanguard Registered Investment Companies follows:

Vanguard Total Bond Market Index Fund

The Vanguard Total Bond Market Index Fund is a broadly diversified bond fund that seeks a high level of interest income. The fund attempts to match the performance of the Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

Vanguard 500 Index Fund

The Vanguard 500 Index Fund is a growth and income stock fund which invests primarily in the 500 largest U.S. companies. The fund seeks to match the performance and risk characteristics of the unmanaged Standard and Poor's 500 Composite Stock Price Index.

Vanguard Extended Market Index Fund

The Vanguard Extended Market Index Fund invests in stocks of nearly 3,200 companies in an attempt to match the performance and risk characteristics of the Wilshire 4500 Index, an unmanaged index of small and medium-sized U.S. companies, except those in the Standard and Poor's 500 Index.

Vanguard Total International Stock Index Fund

The Vanguard Total International Stock Index Fund holds stocks of approximately 1,500 companies located in more than 30 countries around the world (excluding the U.S. and Canada). The fund invests in a combination of the three Vanguard international stock index funds (European, Pacific and Emerging Market) in proportions that mirror the composition of the Morgan Stanley Capital International - Total International Composite Index.

Vanguard LifeStrategy Funds

The Vanguard LifeStrategy Funds are a group of four mutual funds that invest a fixed percentage of assets in up to five other Vanguard stock and bond mutual funds. The underlying funds and the allocation to stocks and bonds for each LifeStrategy Fund is as follows:

Vanguard LifeStrategy Income Fund

The Fund invests in four Vanguard mutual funds with a target allocation of 80% of assets to bonds and 20% to stocks as follows:

- Vanguard Total Bond Market Index Fund 50%
- Vanguard Asset Allocation Fund 25%
- Vanguard Short-Term Corporate Fund 20%
- Vanguard Total Stock Market Index Fund 5%

Vanguard LifeStrategy Conservative Growth Fund

The Fund invests in five Vanguard mutual funds with a target allocation of 60% of assets to bonds and 40% to stocks as follows:

- Vanguard Total Bond Market Index Fund 30%
- Vanguard Asset Allocation Fund 25%
- Vanguard Short-Term Corporate Fund 20%
- Vanguard Total Stock Market Index Fund 20%
- Vanguard Total International Stock Index Fund 5%

Vanguard LifeStrategy Moderate Growth Fund

The Fund invests in four Vanguard mutual funds with a target allocation of 40% of assets to bonds and 60% to stocks as follows:

- Vanguard Total Stock Market Index Fund 35%
- Vanguard Total Bond Market Index Fund 30%
- Vanguard Asset Allocation Fund 25%
- Vanguard Total International Stock Index Fund 10%

Vanguard LifeStrategy Growth Fund

The Fund invests in four Vanguard mutual funds with a target allocation of 20% of assets to bonds and 80% to stocks as follows:

- Vanguard Total Stock Market Index Fund 50%
- Vanguard Asset Allocation Fund 25%
- Vanguard Total International Stock Index Fund 15%
- Vanguard Total Bond Market Index Fund 10%

Company Stock Fund

Investments are primarily in common shares of Alcan Inc. ("Alcan") and include 634,210 shares at December 31, 2002 and 507,737 shares at December 31, 2001. Common shares are purchased on the open market or by private purchase, including purchases from Alcan out of authorized but unissued shares, treasury shares or pursuant to such plans for the purchase of shares as Alcan may offer to its shareholders. Funds may be temporarily invested in a short-term investment fund, ($58,154 at December 31, 2002), as directed by the Trustee, awaiting the purchase of common shares of Alcan.

Loan Fund

The Loan Fund represents loan transfers to participants made from the various Funds into the Loan Fund for the purpose of segregating individual loan balances. The loan feature allows the participants to borrow from their account, within the limits specified by the Internal Revenue Service ("IRS"). Loans are taken from a participant's account in the reverse order in which withdrawals are permitted (see *Plan Withdrawals and Distributions* in Note 1).

The loans bear interest equal to the prime rate, as published in the Wall Street Journal, on the first business day of the month in which the loans are obtained by participants. Loan amounts are taken proportionately from each fund within each account based on their balances when the loan is processed. Repayments are made via payroll deductions or a lump-sum payment, and are made into the investment funds according to the participant's current investment election.

Individuals who retire or are terminated prior to meeting their loan obligation have the option to pay the outstanding balance in one lump sum amount or the loan becomes a distribution from the participant's account. Such distributions are presented as withdrawals within the Statements of Changes in Net Assets Available for Benefits.

4. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

The net unrealized depreciation in market value of investments was as follows:

	For the Years Ended December 31,	
	2002	2001
Unrealized depreciation at:		
Beginning of period	$ (1,979,727)	$ (164,341)
End of period	(4,681,165)	(1,979,727)
Change in unrealized depreciation in market value for the year	$ (2,701,438)	$ (1,815,386)

Realized losses during 2002 and 2001 were $615,412 and $246,387, respectively. The allocation between unrealized and realized appreciation for presentation on the Form 5500 does not correspond to the allocation between unrealized and realized appreciation for purposes of financial statement disclosure.

5. TAX STATUS OF THE PLAN

The IRS advised on January 24, 2003 that the Plan is qualified and the trust thereunder is exempt from federal income taxes. Generally, participants are taxed at the time distributions are made based on the amount by which their total distributions exceed their total after-tax contributions. The Plan administrator believes that the Plan, including any subsequent amendments, is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.